SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

1.	Prana Biotechnology Strengthens Board With Non-Executive Appointment

Item 1

Prana Biotechnology Strengthens Board With
Non-Executive Appointment

Melbourne, Australia - July 29, 2005: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), is pleased to announce the appointment of Peter Marks as a non-executive director. Mr. Marks brings to Prana extensive experience in the areas of corporate finance and advice and venture capital investment, having specialized in capital raisings (for listed and unlisted companies), underwritings and initial public offerings in London and Australia.

Mr. Marks currently serves as Executive Chairman of Premier Bionics Ltd., an investment company focused on investing in later stage Australian-based research and development projects that demonstrate strong commercial potential. He has served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia, as well as held senior corporate finance positions at Barings Securities Ltd. and Burdett Buckeridge & Young Ltd. in their Melbourne offices. In his roles with these various financial institutions, he was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities.

In addition, Mr. Marks has served as Head of the Melbourne Companies Department at the Australian Stock Exchange; been a founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm; and was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne.

Geoffrey Kempler, chairman and CEO of Prana, said, “Peter brings invaluable and highly relevant financial experience to the Board, as well as wise counsel. His appointment brings to three the number of non-executives on the Board. Peter will serve on the Audit Committee, helping to maintain a high level of corporate compliance.”

Mr. Marks holds a Bachelor of Economics, Bachelor of Laws and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia. He completed his MBA at the Scottish School of Business at the University of Edinburgh.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:

Investor Relations	Media Relations
Kathy Price	Ivette Almeida
T: 212-983-1702 ext. 212	T: 212-983-1702 ext. 209
E: kprice@annemcbride.com	E: ivette.almeida@annemcbride.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

Date: July 29, 2005	By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman